UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release, dated November 29, 2021.

99.2	Credit Agreement, dated as of November 26, 2021, among Algoma Steel Inc., as borrower, the subsidiary guarantors party thereto from time to time, the lenders party thereto from time to time and Canada Infrastructure Bank, as administrative agent.

99.3	Strategic Innovation Fund Agreement dated September 20, 2021 among Her Majesty the Queen in Right of Canada, as represented by the Minister of Industry and Algoma Steel Inc., as recipient, and Algoma Steel Group Inc., as guarantor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: November 29, 2021	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and General Counsel

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